UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________
Schedule TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities and Exchange Act of 1934
___________________________________________________
LifeVantage Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))
___________________________________________________
Common Stock, Par Value $0.001 per share
(Title of Class of Securities)
53222K 10 6
(CUSIP Number of Class of Securities)
___________________________________________________
Rob Cutler, Esq.
General Counsel
9815 South Monroe Street, Suite 100
Sandy, Utah 84010
(801) 432-9000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)
___________________________________________________
With a copy to:
Kirt W Shuldberg, Esq.
Sheppard Mullin Richter & Hampton LLP
12275 El Camino Real, Suite 200
San Diego, California 92130
(858) 720-8900
___________________________________________________
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
Not applicable	Not applicable

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐
Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.

☒	issuer tender offer subject to Rule 13e–4.

☐	going-private transaction subject to Rule 13e–3.

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

On September 12, 2013, LifeVantage Corporation (the “Company” or “LifeVantage”) issued a press release announcing its plans to initiate a self-tender offer for up to $40,000,000 of the Company's common stock. A copy of the press release is furnished herewith as Exhibit 99.1.
IMPORTANT INFORMATION:
The attached press release announcing the Company's plans to initiate a tender offer are for informational purposes only and do not constitute an offer to purchase nor a solicitation of an offer to sell any shares of common stock of LifeVantage (the “Shares”). The anticipated tender offer described in the attached press release has not yet commenced. If LifeVantage initiates the anticipated, LifeVantage will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”) upon the commencement of such tender offer. The tender offer statement (including the offer to purchase, letter of transmittal and other tender offer documents) will contain important information that should be read carefully before making any decision to tender Shares in the tender offer. If LifeVantage commences the anticipated tender offer, these materials, as well as any updates to them or other documents filed with the SEC, will be made available to all LifeVantage shareholders at no expense to them by contacting LifeVantage or through LifeVantage's website at www.lifevantage.com. In addition, all such materials (and all other tender offer documents filed with the SEC) will be available at no charge at the SEC's website at www.sec.gov.
ITEM 12.    Exhibits.

Exhibit Number	Description
99.1	Press Release issued by the Company on September 12, 2013 announcing its intention to commence a tender offer.

2